Exhibit 12.1

GENCORP

RATIO OF EARNINGS TO FIXED CHARGES

	Year ended November 30,							Nine Months ended August 31,
	2004	2005	2006	2007		2008		2009
	(in millions)

Income (loss) from continuing operations before income taxes	$(57.3)	$(235.7)	$(43.7)	$23.0		$2.5		$30.3

Earnings of non-consolidated subsidiaries	--	--	--	--		--		--
Minority Interest	--	--	--	--		--		--
Fixed charges	43.9	28.4	32.2	32.7		32.5		26.4
Earnings available for fixed charges	$(13.4)	$(207.3)	$(11.5)	$55.7		$35.0		$56.7

Fixed Charges
Amortization of debt issuance costs	$6.4	$2.0	$2.1	$2.0		$2.8		$4.2
Interest Expense	35.0	23.6	27.2	28.6		27.7		19.5
Portion of Rent Expense Representing Interest	2.5	2.8	2.9	2.1		2.0		2.7
Total Fixed Charges	$43.9	$28.4	$32.2	$32.7		$32.5		$26.4

Ratio of Earnings to Fixed Charges	*	*	*	1.7	x	1.1	x	2.1	x

*Our earnings were insufficient to cover fixed charges.